Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED A.B.N. 17 009 212 328 Appendix 4D of the ASX Listing Rules for the half-year ended 31 DECEMBER 2018

GENETIC TECHNOLOGIES LIMITED

CORPORATE DIRECTORY

Directors

Dr. Paul A. Kasian *(Executive Chairman and Interim CEO)*
Dr. Lindsay Wakefield *(Non-Executive Director)*
Mr. Peter Rubinstein *(Non-Executive Director)*
Mr. Samuel Lee *(Non-Executive Director)*
Dr. Jerzy Muchnicki *(Executive Director)*

Company Secretary

Mr. Paul Viney

Registered and Head Office

60-66 Hanover Street
Fitzroy Vic. 3065
Australia

Telephone: +61 3 8412 7000
Facsimile: +61 3 8412 7040

Email: info@gtglabs.com

Share Registry

Computershare Investor Services Pty. Ltd.
Yarra Falls, 452 Johnston Street
Abbotsford Vic. 3067
Australia

Telephone: +61 3 9415 5000
Facsimile: +61 3 9473 2500

www.computershare.com

Bankers

National Australia Bank Limited
Level 2, 151 Rathdowne Street
Carlton Vic. 3053
Australia

Bank of America, N.A.
155 Town Centre Drive
Charlotte NC 28117
United States of America

Auditors

PricewaterhouseCoopers
Chartered Accountants
2 Riverside Quay,
Southbank VIC, 3006
Australia

Stock Exchange information

Australian Securities Exchange (code: **GTG**)
Level 4, North Tower, Rialto
525 Collins Street,
Melbourne, VIC, 3000
Australia

NASDAQ Capital Market (ticker: **GENE**)
One Liberty Plaza, 165 Broadway
New York NY 10006
United States of America

Company Website address

www.gtglabs.com

GENETIC TECHNOLOGIES LIMITED APPENDIX 4D OF THE ASX LISTING RULES FOR THE HALF-YEAR ENDED 31 DECEMBER 2018 (This information should be read in conjunction with the Company’s 30 June 2018 Annual Report) 1. The reporting period covers the half-year ended 31 December 2018. The previous corresponding period covers the half-year ended 31 December 2017. Results for announcement to the market 2. 2.1 Total revenues from ordinary activities for the reporting period were $18,402, a decrease of $79,388 or 81%, over the previous corresponding period of $97,790. The comprehensive loss from ordinary activities after income tax attributable to Members for the reporting period was $3,178,161, being a decrease of $127,298 or 3.85%, over the previous corresponding period of $3,305,459. The comprehensive loss attributable to Members for the reporting period was $3,178,161, being a decrease of $127,298 or 3.85%, over the previous corresponding period of $3,305,459. The Company does not propose to pay a dividend. Not applicable. Not applicable. 2.2 2.3 2.4 2.5 2.6 3. The net tangible assets, per ordinary share, as at 31 December 2018 was 0.11 cents, being a decrease of approximately 42% over the 30 June 2018 figure of 0.19 cents. Not applicable. No dividends were paid by Genetic Technologies Limited during or after the reporting period, nor were any paid during the previous reporting period. The Company has no dividend reinvestment plans in operation. Not applicable. Not applicable. Not applicable 4. 5. 6. 7. 8. 9. Signed on behalf of Genetic Technologies Limited Dated this 27th day of February, 2019 Dr Paul Kasian Chairman

GENETIC TECHNOLOGIES LIMITED A.B.N. 17 009 212 328 Half-Year Financial Report for the period ended 31 DECEMBER 2018

GENETIC TECHNOLOGIES LIMITED Half-Year Financial Report DIRECTORS’ REPORT The Directors submit the financial report of Genetic Technologies Limited (“GTG” and the “Company”) and the entities it controlled for the half-year ended 31 December 2018. Directors The names of the Directors of the Company in office at the date of this Report are stated below. All Directors were in office for the entire period, except as noted below. Dr. Paul Kasian (Executive Chairman and Interim Chief Executive Officer) Mr. Samuel Lee (Non-Executive Director) Dr. Jerzy Muchnicki (Executive Director) Mr. Peter Rubinstein (Non-Executive Director)) Dr. Lindsay Wakefield (Non-Executive Director) Review and results of operations Financial overview The total comprehensive loss of the consolidated entity for the financial half-year ended 31 December 2018 was $3,178,161 (2017: $3,305,459). The net cash flows used in operations during the half-year were 14% higher than the previous corresponding period ($3,703,002 as compared to $3,252,947). Overall, total cash and cash equivalents for the half-year ended 31 December 2018 decreased by $2,252,395 to $3,234,640 at balance date. Strategy The Board has continued to pursue the strategic activities announced to the market at its 2018 Annual General Meeting and provides an update which includes: o Intense focus on new product development including Brevagen Version 3.0, Colorectal Cancer Risk test and other advanced product development Invitation to establish a market presence in Hainan, China with joint venture legal documentation under review Heads of Agreement outlining a joint venture framework with Beijing Zishan Health Consultancy Limited to provide regulatory and marketing support in China. Consumer initiated testing initiatives with development of a clinician inclusive website for the US market scheduled to launch with the introduction of new tests for breast cancer and colon cancer o o o New Product Development The Company has commenced development of a suite of genetic screening tests targeting both cancer and non-oncological diseases, including:  enhanced version of the BREVAGenplus test which is nearing completion. The test will broaden the applicability of BREVAGenplus and enable its use by women with an extended family history of disease Colorectal Cancer Prostate Cancer Melanoma Type 2 Diabetes Cardiovascular Disease      1

GENETIC TECHNOLOGIES LIMITED Half-Year Financial Report During the half-year, the Company has also progressed discussions with major cancer organisations in the US, Australia and Southeast Asia to develop pilot-scale programs for breast and colon cancer genetic risk assessment screening. Demonstration projects with a US Health Provider are in latter stage negotiation. These organisations hold a long-term view to improve patient outcomes on a population scale through the targeted application of healthcare resources. The programs we are developing with these organisations demonstrate the growing acceptance of SNP-based risk assessment testing in both the medical and the scientific communities and highlight the clinical validity of GTG’s tests. Unlike other genetic tests on the market, GTG’s screening is clinically validated. As such, physicians in the US and other regions are authorised to recommend procedures and medications to address the needs of high-risk patients. This may include additional screening for individuals with an elevated risk of disease. Physicians can also rely on test results to clinically substantiate prescription of cancer preventative medication protocols. The new risk assessment tests represent a significant market opportunity and are designed to de-risk the Company from being reliant upon a single product and to position the Company as the leading supplier of genetic risk assessment tests across a number of diseases and in a number of Countries. Ongoing Research and Development As announced on 1 May 2018, GTG is part of a research team led by Professor John Hopper from The University of Melbourne’s Centre for Epidemiology and Biostatistics that was awarded a National Health and Medical Research Council (NHMRC) Partnership Grant. GTG’s Chief Science Officer, Dr Richard Allman is co-investigator on this research project which aims to substantially improve breast cancer risk prediction as well as patient accessibility to genetic risk screening. As the sole commercial partner in this collaboration, GTG will have the right of first refusal to commercialise any new scientific discoveries. Global Distribution Initiatives The Company is pursuing several strategic distribution partnerships to accelerate the adoption of our genetic screening tests in the US, Australia and Asia. In August 2018, the Company signed a Heads of Agreement with Beijing Zishan Health Consultancy Limited which provides a framework according to which the two parties will explore opportunities to achieve market entry, through a Joint Venture (JV), for GTG’s genomic tests (including BREVAGenPlus) into the health sector in the People’s Republic of China. The Company was subsequently invited by representatives of the Hainan Government to establish a presence in the Hainan Medical Pilot Zone (part of the Hainan Free Trade Zone Initiative). 2

.

GENETIC TECHNOLOGIES LIMITED Half-Year Financial Report The zone, which is central to China’s Healthy China 2030 Plan, is being established by the Chinese Government, as a high-end, medically-focused area that seeks to bring together a world class community of global companies in terms of care, physicians, treatments, technology and cutting edge medical product development. Zishan Health Consultancy is based in mainland China and will provide GTG with in-country sales and marketing expertise. Zishan will also assist with GTG’s application to the Chinese Food and Drug Administration (CFDA) and establishing the appropriate corporate structures for foreign entities entering the market via the Hainan Free Trade Zone Initiative. Our partnership with Zishan allows for the protection of GTG intellectual property and offers a path to repatrite earnings. Significant changes in the state of affairs There were no other significant changes in the state of affairs that are not described elsewhere in this Report. Significant events after balance date The following events have taken place after the balance date: Blockshine Health Joint Venture formation The Company has entered into a joint-venture known as Blockshine Health Pty. Ltd.. GTG (via its subsidiary GENE Ventures Pty. Ltd.) will own 49% of the shares in this new entity and has provided seed funding of $250,000 for operational and strategic expenses. The other joint venture partner, Blockshine Technology Corporation Pty. Ltd. will own 51% of the joint venture Company and is to provide the joint venture with a pipeline of medtech related blockchain opportunities. Memorial Sloan Kettering Cancer Centre Research Agreement GTG has entered into a 3-way Research Agreement between its subsidiary Phenogen (100% owned), Memorial Sloan Kettering Cancer Center (MSK), New York and the University of Cambridge, UK. This collaborative research study is to be led by Mark Robson, MD, Chief of the Breast Medicine Service at MSK. The study is to assess whether the provision of individual risk information informed by a polygenic risk score (PRS) reduces decisional conflict among BRCA mutation carriers considering preventive surgery. This collaborative study provides two major benefits for GTG: (i) engagement and collaboration with high profile cancer genetics researchers in the U.S.A. and Europe who are at the forefront of risk assessment research; and the resulting data has the potential to inform the design of future pipeline products for GTG (ii) Further information Further information concerning the operations and financial condition of the consolidated entity can be found in the reports and releases made by the Company to the Australian Securities Exchange during the half-year. 3

GENETIC TECHNOLOGIES LIMITED Half-Year Financial Report Auditor’s independence declaration The Company has obtained an independence declaration from its auditor, PricewaterhouseCoopers, which has been reproduced on page 5 of this Report. Signed in accordance with a resolution of the Directors. DR. PAUL KASIAN Executive Chairman Melbourne 27 February 2019 4

Auditor’s Independence Declaration As lead auditor for the review of Genetic Technologies Limited for the half-year ended 31 December 2018, I declare that to the best of my knowledge and belief, there have been: (a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and no contraventions of any applicable code of professional conduct in relation to the review. (b) This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period. Jon Roberts Partner PricewaterhouseCoopers Melbourne 27 February 2019 PricewaterhouseCoopers, ABN 52 780 433 757 2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001 T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au Liability limited by a scheme approved under Professional Standards Legislation.

GENETIC TECHNOLOGIES LIMITED Half-Year Financial Report

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/ (LOSS)

	Notes	Half-year ended 31 December 2018 $	Half-year ended 31 December 2017 $
Revenue from continuing operations - genetic testing services		**18,402**	97,790
Less: cost of sales	3	**(79,674)**	(153,923)
Gross (loss)/ profit from continuing operations - genetic testing services		**(61,272)**	(56,133)
Other income and expenses	4	**338,588**	202,182
Selling and marketing expenses		**(229,144)**	(762,063)
General and administrative expenses		**(1,932,212)**	(1,504,368)
Laboratory and research and development costs		**(1,401,189)**	(1,055,940)
Net foreign exchange (loss)/ gain		**161,857**	(123,194)
Loss from operations before income tax expense		**(3,123,372)**	(3,299,516)
Income tax expense		**-**	-
Loss for the half-year		**(3,123,372)**	(3,299,516)
Other comprehensive (loss)/ profit			
Items that may be reclassified to profit or loss			
Exchange (losses)/ gains on translation of controlled foreign operations		**(54,789)**	(5,943)
Other comprehensive (loss)/ profit for the half-year, net of tax		**(54,789)**	(5,943)
Total comprehensive loss for the half-year		**(3,178,161)**	(3,305,459)
Loss for the half-year is attributable to:			
Owners of Genetic Technologies Limited		**(3,123,372)**	(3,299,516)
Loss for the half-year		**(3,123,372)**	(3,299,516)
Total comprehensive loss for the half-year is attributable to:			
Owners of Genetic Technologies Limited		**(3,178,161)**	(3,305,459)
Total comprehensive loss for the half-year		**(3,178,161)**	(3,305,459)
Loss per share attributable to owners of the Company and from continuing operations:			
Basic loss per share (cents per share)	6	**(0.12)**	(0.14)
Diluted loss per share (cents per share)	6	**(0.12)**	(0.14)

The above condensed consolidated statement of comprehensive income/ (loss) should be read in conjunction with the accompanying notes.

6

GENETIC TECHNOLOGIES LIMITED Half-Year Financial Report

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 31 December 2018 $	As at 30 June 2018 $
ASSETS			
Current assets			
Cash and cash equivalents		**3,234,640**	5,487,035
Trade and other receivables		**481,224**	301,383
Prepayments and other assets		**298,206**	202,279
Total current assets		**4,014,070**	5,990,697
Non-current assets			
Property, plant and equipment		**101,888**	175,284
Total non-current assets		**101,888**	175,284
Total assets		**4,115,958**	6,165,981
LIABILITIES			
Current liabilities			
Trade and other payables		**602,091**	945,130
Provisions		**403,077**	505,583
Total current liabilities		**1,005,168**	1,450,713
Non-current liabilities			
Provisions		**91,898**	3,390
Total non-current liabilities		**91, 898**	3,390
Total liabilities		**1,097,066**	1,454,103
Net assets		**3,018,892**	4,711,878
EQUITY			
Contributed equity	8	**123,719,456**	122,372,662
Reserves		**5,734,754**	5,651,162
Accumulated losses		**(126,435,318)**	(123,311,946)
Total equity		**3,018,892**	4,711,878

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

7

GENETIC TECHNOLOGIES LIMITED Half-Year Financial Report CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS Half-year ended 31 December 2018 $ Half-year ended 31 December 2017 $ Notes Cash flows from / (used in) operating activities Receipts from customers Payments to suppliers and employees Interest received Net cash flows used in operating activities 156,959 (3,875,281) 15,320 358,122 (3,622,032) 10,963 (3,703,002) (3,252,947) Cash flows from / (used in) investing activities Purchase of property, plant and equipment Proceeds from the sale of plant and equipment Net cash flows (used in) / from investing activities (3,255) - (2,386) - (3,255) (2,386) Cash flows from/ (used in) financing activities Proceeds from the issue of shares Equity transaction costs Net cash flows (used in) / from financing activities Net (decrease) /increase in cash and cash equivalents Cash and cash equivalents at the beginning of the period Net foreign exchange difference Cash and cash equivalents at the end of the period 1,350,000 (3,206) - (9,963) 1,346,794 (9,963) (2,359,463) 5,487,035 107,068 (3,265,296) 10,988,257 (129,138) 3,234,640 7,593,823 The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes. 8

GENETIC TECHNOLOGIES LIMITED Half-Year Financial Report

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Contributed equity	Reserves	Accumulated losses	Total equity
	$	$	$	$
Balance at 1 July 2017	**122,382,625**	**6,044,493**	**(117,848,074)**	**10,579,044**
Loss for the half-year	-	-	(3,299,516)	(3,299,516)
Other comprehensive income	-	(5,943)	-	(5,943)
Total comprehensive loss	-	(5,943)	(3,299,516)	(3,305,459)
Transactions with owners in their capacity as owners				
Equity transaction costs	(9,963)	-	-	(9,963)
Share-based payments	-	69,724	-	69,724
	(9,963)	69,724	-	59,761
Balance at 31 December 2017	**122,372,662**	**6,108,274**	**(121,147,590)**	**7,333,346**
Balance at 1 July 2018	**122,372,662**	**5,651,162**	**(123,311,946)**	**4,711,878**
Loss for the half-year	-	-	(3,123,372)	(3,123,372)
Other comprehensive loss	-	(54,789)	-	(54,789)
Total comprehensive loss	-	(54,789)	(3,123,372)	(3,178,161)
Transactions with owners in their capacity as owners				
Equity transaction costs	(3,206)	-	-	(3,206)
Share-based payments	-	138,381	-	138,381
Proceeds from issues of shares	1,350,000			1,350,000
	1,346,794	138,381	-	1,485,175
Balance at 31 December 2018	**123,719,456**	**5,734,754**	**(126,435,318)**	**3,018,892**

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

9

GENETIC TECHNOLOGIES LIMITED Half-Year Financial Report NOTES TO THE CONDENSED FINANCIAL STATEMENTS Half-year ended 31 December 2018 1. BASIS OF PREPARATION OF HALF-YEAR REPORT This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2018 has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001. This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this Report is to be read in conjunction with the annual report for the year ended 30 June 2018 and any public announcements made by Genetic Technologies Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period with the update on new accounting standards set out below. AASB 9 – Financial Instruments The group has adopted AASB 9 Financial Instruments from 1 July 2018. AASB 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting. AASB 9 introduces a new expected loss impairment model that will require entities to account for expected credit losses at the time of recognising the asset. The group has assessed the impact of the new standard as follows: Financial Assets The group's financial assets as at the balance date are comprised of cash and cash equivalents as well as trade receivables.Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of 3 months or less. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above. Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. Given the nature of cash and cash equivalents, there is no material impact to the carrying value of the assets through the adoption of AASB9. Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. Currently an allowance for doubtful debts is made when there is objective evidence that a receivable is impaired. Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due. With the new standard, the amount of the allowance/impairment loss is measured upon recognition as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors. Management has applied the modified retrospective adoption method and concluded there is no adjustment required to the carrying value of the trade receivables given the transition from incurred to expected loss is not material. Financial Liabilities The only financial liabilities the group has at the balance date relate to trade and other payables. Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. Trade payables and other payables generally have terms of between 30 and 60 days. Given the nature of these liabilities, management has not elected the fair value option under the standard and have concluded there is no impact to the carrying value of financial liabilities from the adoption of AASB 9 that would require a transition adjustment. At this point in time hedge accounting impacts of the standard will not be applicable to the company. 10

GENETIC TECHNOLOGIES LIMITED Half-Year Financial Report 1. BASIS OF PREPARATION OF HALF-YEAR REPORT (cont.) AASB 15 – Revenue from Contracts with Customers The group has adopted AASB 15 Revenue from Contracts with Customers from 1 July 2018. This standard replaces AASB 118, which covers contracts for goods and services, and AASB 111, which covers construction contracts. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. First, contracts with customers within the scope of IFRS 15 are identified. Distinct promises within the contract are identified as performance obligations. The transaction price of the contract is measured based on the amount of consideration the Group expects to be entitled from the customer in exchange for goods or services. Factors such as requirements around variable consideration, significant financing components, noncash consideration, or amounts payable to customers also determine the transaction price. The transaction is then allocated to separate performance obligations in the contract based on relative standalone selling prices. Revenue is recognised when, or as, performance obligations are satisfied, which is when control of the promised good or service is transferred to the customer. The Group has adopted the standard using the modified retrospective approach which means that the cumulative impact of the adoption will be recognised in retained earnings as of July 1, 2018, and comparative disclosures will not be restated. Management have assessed the impact of applying the new revenue standard on the financial statements, as it relates to the BREVAGENplus product - the Group’s sole revenue stream, they concluded no cumulative impact of the adoption of IFRS 15 Revenue from Contracts with Customers on July 1, 2018. Revenues associated with the BREVAGen tests will continue to be recognised at a point in time, being once the performance obligation of providing a customers test results has been met. 2. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances. Going concern For the half year ending 31 December 2018, the Group incurred a total comprehensive loss of $3,178,161 (2017: $3,305,459) and net cash outflow from operations of $3,703,002 (2017: $3,252,947). As at 31 December 2018 the Group held total cash and cash equivalents of $3,234,640. During the remainder of the 2019 financial year, the Directors expect stable cash outflows from operations as the Company continues to invest resources in expanding the research & development activities in support of the distribution of existing products and upon the expected announcement of the launch new genetic testing products. As a result of these expected cash outflows, the Directors intend to raise new equity funding in order to ensure the Company continues to hold adequate levels of available cash resources to meet creditors and other commitments. The Group expects to receive a substantial research and development tax incentive claim from the Australian Taxation Office in respect of the 2018 financial year. The Group expects to also receive a further claim in respect of the current 2018/19 research and development period during the next 12 months. The Company maintains its equity placement facility with Kentgrove Capital Pty Ltd whereby it has an opportunity to raise equity funding of up to $20 million in a series of individual placements of up to $1 million (or a higher amount by mutual agreement) over a period of 20 months, expiring 7 April 2020. The Company has approved a Supplementary Prospectus, expiring 19 May 2019, subsequent to 31 December 2018 to facilitate raising via the equity placement facility. Although the Company does not currently have binding commitments from any party to subscribe for Placement Shares, the Placement Offer within the Prospectus provides the Company with greater flexibility should the opportunity arise to offer and issue any of the Placement Shares while this Prospectus remains open. 11

GENETIC TECHNOLOGIES LIMITED Half-Year Financial Report

2. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (cont.)

In addition to this facility, the Directors will also consider other sources of equity funding through traditional offerings in either Australia or the United States. The continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of planned equity raisings in the next six months, which are not guaranteed.

Due to the uncertainty surrounding the timing, quantum or the ability to raise additional equity, there is a material uncertainty that may cast significant doubt on the Group's ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business. However, the Directors believe that the Group will be successful in the above matters and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not be able to continue as a going concern.

Critical accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below. The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents). In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary.

Share-based payments transactions
The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted. Management determined the fair value by engaging an independent valuer using a Black-Scholes and Monte Carlo simulation options pricing model.

	Consolidated	
	Half-year ended 31 December 2018 $	**Half-year ended 31 December 2017 $**
3. COST OF SALES		
Inventories used	**13,939**	55,471
Direct labour costs	**32,670**	54,496
Depreciation expense	**28,408**	34,030
Inventories written off	**4,657**	9,926
Total cost of sales	**79,674**	153,923
4. OTHER INCOME AND EXPENSES		
Research and development tax incentive	**186,000**	118,000
Export Marketing Development Grant income	**-**	73,219
Interest Revenue	**15,320**	10,963
Sundry Income - Shivom	**137,268**	-
Total other income and expenses	**338,588**	202,182

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GENETIC TECHNOLOGIES LIMITED Half-Year Financial Report

5. EXPENSES

Net impairment of debtors	**3,033**	-
Depreciation of fixed assets	**40,607**	106,535
Employee benefits expenses	**1,274,490**	1,495,936

6. LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

Loss for the half-year attributable to the owners of Genetic Technologies Limited	**(3,123,372)**	(3,299,516)
Weighted average number of ordinary shares used in calculating loss per share (as at 31 December 2018 and 31 December 2017)	**2,558,004,460**	2,435,282,724

Note: None of the 125,250,000 (31 December 2017: 75,102,778) options outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share and have therefore been excluded from the weighted average number of shares.

7. SEGMENT REPORTING

Identification of reportable segments

The Group has identified a sole operating segment as reported that is consistent with the internal reporting provided to the chief operating decision maker and is aligned to the one major revenue stream.

The Groups operating segment is summarised as follows:

Business segments

		Revenues and income			Profit / (loss) after tax
Segment		**Sales**	**Other**	**Totals**	
		$	**$**	**$**	**$**
Operations	**2018**	**18,402**	**338,588**	**356,990**	**3,123,372**
	2017	97,790	202,182	299,972	(3,299,516)

Segment		**Assets**	**Liabilities**	**Amortisation /Depreciation/ Impairment**	**Purchases of equipment**
		$	**$**	**$**	**$**
Operations	**2018**	**4,115,958**	**(1,097,066)**	**(40,607)**	**3,255**
	2017	6,165,981	(1,454,103)	(303,749)	2,385

Notes: In the above tables, all income statement figures relate to the periods ended 31 December 2018 and 2017, respectively whilst all balance sheet figures are as at 31 December 2018 and 30 June 2018, respectively.

Geographic information

Australia – is the home of the parent entity and the location of the Company's genetic testing and licensing operations.

USA – is the home of Phenogen Sciences Inc. and GeneType Corporation.

Switzerland – is the home of GeneType AG - dormant.

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GENETIC TECHNOLOGIES LIMITED Half-Year Financial Report

7. SEGMENT REPORTING (cont.)

Geographic segments

Segment		Revenues and income Sales $	Other $	Totals $	Profit / (loss) after tax $
Australia	**2018**	**-**	**338,588**	**338,588**	**(1,580,663)**
	2017	-	202,182	202,182	(2,971,979)
USA	**2018**	**18,402**	**-**	**18,402**	**(1,542,709)**
	2017	97,790	-	97,790	(327,920)
Switzerland	**2018**	**-**	**-**	**-**	**-**
	2017	-	-	-	383
Totals	**2018**	**18,402**	**338,588**	**356,990**	**(3,123,372)**
	2017	97,790	202,182	299,972	(3,299,516)

Segment		Assets $	Liabilities $	Amortisation /depreciation/ Impairment $	Purchases of equipment $
Australia	**2018**	**3,963,015**	**(1,028,921)**	**(36,366)**	**3,255**
	2017	6,004,286	(1,353,718)	(295,150)	2,385
USA	**2018**	**152,943**	**(68,145)**	**(4,241)**	**-**
	2017	161,695	(100,385)	(8,599)	-
Switzerland	**2018**	**-**	**-**	**-**	**-**
	2017	2,784	-	-	-
Totals	**2018**	**4,115,958**	**(1,097,066)**	**(40,607)**	**3,255**
	2017	6,168,765	(1,454,103)	(303,749)	2,385

Note: In the above tables, all income statement figures relate to the periods ended 31 December 2018 and 2017, respectively whilst all balance sheet figures are as at 31 December 2018 and 30 June 2018, respectively.

Included in the above figures are the following intersegment balances and transactions:

	Consolidated As at 31 December 2018 $	As at 30 June 2018 $
Loan payable (USA) and loan receivable (Australia)	**74,267**	66,503
Foreign exchange gain (USA) and foreign exchange loss (Australia)	**1,308,936**	981,141
Cost of sales (USA) and sales (Australia)	**5,247**	38,352

14

GENETIC TECHNOLOGIES LIMITED Half-Year Financial Report 7. SEGMENT REPORTING (cont.) Segment products and locations The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria. However, historically key sales activity has taken place in the USA. Major customers During the half-years ended 31 December 2018 and 31 December 2017, there were no customers from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations. Consolidated As at 31 December 2018 $ As at 30 June 2018 $ 8. CONTRIBUTED EQUITY Issued and paid-up capital Fully paid ordinary shares Total contributed equity 123,719,456 122,372,662 122,372,662 123,719,456 Movements in shares on issue Period ended 31 December 2018 Balance at the beginning of the half-year Add: share issued Less: transaction costs arising on share issue Balance at the end of the half-year Year ended 30 June 2018 Balance at the beginning of the financial year Less: transaction costs arising on share issue Balance at the end of the financial year Shares 2,435,282,724 208,833,100 - $ 122,372,662 1,350,000 (3,206) 2,644,115,824 123,719,456 Shares 2,435,282,724 - $ 122,382,625 (9,963) 2,435,282,724 122,372,662 Terms and conditions of contributed equity Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares, which have no par value, entitle their holder to one vote, either in person or by proxy, at a meeting of the Company. Capital management When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure to reduce the entity’s cost of capital. 15

GENETIC TECHNOLOGIES LIMITED Half-Year Financial Report 9. RELATED PARTY DISCLOSURES Ultimate parent Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company. Transactions within the Group and with other related parties During the half-year ended 31 December 2018 various transactions between entities within the Group and other related parties occurred, as listed below. Except where noted, all amounts were charged on commercial, similar to market terms and at commercial rates. Phenogen Sciences Inc. During the half year ended 31 December 2018 Phenogen Sciences Inc., a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $5,247 (2017: $20,094). Blockchain Global Limited As announced by the Company on 15 February 2018, a non-binding terms sheet with Blockchain Global Limited (BCG) was entered to provide a framework for continuing discussions between the two companies, with the proposed transaction being subject to shareholder approval (by non-associated Shareholders); and as announced by the Company on 2 August 2018, a framework agreement with BCG was entered formalizing the non-binding terms sheet and providing a framework for a strategic alliance between the Company and BCG, with this Framework The agreement became binding on 29 November 2019 upon receiving the requisite shareholder approval. This framework includes an issuance of 486,000,000 milestone shares to BCG in 3 tranches subject to the achievement of certain performance conditions. The company has accounted for these share issuances in accordance with its accounting policy for share-based payment transactions and has not recorded any associated expense in the current half-year given performance conditions have not been met. A number of Directors of the Company presently or previously have had involvement with BCG. Mr Sam Lee has a direct and indirect share interest in BCG of 21% and is a director of BCG. Mr Peter Rubinstein has a direct and indirect share interest in BCG of 8% and is a consultant to BCG. Dr George Muchnicki has a direct and indirect share interest in BCG of 3.4%. Dr Paul Kasian was previously a director of BCG until July 2018. Performance Rights issuance After receiving requisite shareholder approval on 29 November 2018, the Company has issued 76,250,000 performance rights to Directors of the Company as follows:  7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C performance Rights to Dr Paul Kaisian  3,750,000 Class A Performance Rights to Dr Lindsay Wakefield  6,250,000 Class A Performance Rights to Dr George Muchnicki  5,000,000 Class A Performance Rights to Mr Peter Rubinstein  3,750,000 Class A Performance Rights to Mr Sam Lee Further detail around each tranche of performance rights has been detailed within the explanatory memorandum accompanying the Notice of Meeting lodged with the ASX on 30 October 2018. The Company has accounted for these performance rights in accordance with its accounting policy for share-based payment transactions and has recorded $13,531 of associated expense in the current half-year. 16

GENETIC TECHNOLOGIES LIMITED Half-Year Financial Report Employee Share Option Plan On 29 November 2018, a new employee share option plan was approved by shareholders. This resulted in the issuance of 5,000,000 shares to Richard Allman, a member of key management personnel. The Company has accounted for these share options in accordance with its accounting policy for share-based payment transactions and has recorded $3,643 of expense in the current half-year related to the options issued to Mr. Allman. 10. DIVIDENDS PAID AND PROPOSED No dividends were paid during the half-year ended 31 December 2018 and no dividends were proposed. 11. EVENTS AFTER THE BALANCE SHEET DATE Blockshine Health Joint Venture formation The Company has entered into a joint-venture known as Blockshine Health Pty. Ltd. GTG (via its subsidiary GENE Ventures Pty. Ltd.) will own 49% of the shares in this new entity and has provided seed funding of $250,000 for operational and strategic expenses, which was paid in January of 2019. The other joint venture partner, Blockshine Technology Corporation Pty. Ltd. will own 51% of the joint venture Company and is to provide the joint venture with a pipeline of medtech related blockchain opportunities. Memorial Sloan Kettering Cancer Centre Research Agreement GTG has entered into a 3-way Research Agreement between its subsidiary Phenogen (100% owned), Memorial Sloan Kettering Cancer Center (MSK), New York and the University of Cambridge, UK. This collaborative research study is to be led by Mark Robson, MD, Chief of the Breast Medicine Service at MSK. The study is to assess whether the provision of individual risk information informed by a polygenic risk score (PRS) reduces decisional conflict among BRCA mutation carriers considering preventive surgery. This collaborative study provides two major benefits for GTG: (iii) engagement and collaboration with high profile cancer genetics researchers in the U.S.A. and Europe who are at the forefront of risk assessment research; and the resulting data has the potential to inform the design of future pipeline products for GTG (iv) 17

GENETIC TECHNOLOGIES LIMITED Half-Year Financial Report DIRECTORS’ DECLARATION In the opinion of the Directors: (a) the financial statements and notes, as set out on pages 5 to 14 are in accordance with the Corporations Act 2001, including: (i)complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and (ii) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2018 and of its performance for the half-year ended on that date; and (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable. This declaration is made in accordance with a resolution of the Directors. DR. PAUL KASIAN Executive Chairman Melbourne 27 February 2019 18

Independent auditor's review report to the members of Genetic Technologies Limited Report on the Half-Year Financial Report We have reviewed the accompanying half-year financial report of Genetic Technologies Limited (the Company), which comprises the condensed consolidated balance sheet as at 31 December 2018, the condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows for the half-year ended on that date, selected other explanatory notes and the directors' declaration for Genetic Technologies Limited. The Group comprises the Company and the entities it controlled during that half year. Directors' responsibility for the half-year financial report The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error. Auditor's responsibility Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2018 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Genetic Technologies Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report. A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Independence In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. Conclusion Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Genetic Technologies Limited is not in accordance with the Corporations Act 2001 including: PricewaterhouseCoopers, ABN 52 780 433 757 2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001 T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au Liability limited by a scheme approved under Professional Standards Legislation.

1. giving a true and fair view of the Group’s financial position as at 31 December 2018 and of its performance for the half-year ended on that date; 2. complying with Accounting Standard AASB 134 Interim Financial Reporting, the Corporations Regulations 2001. Material uncertainty related to going concern We draw attention to Note 2 in the half-year financial report, which indicates that during the period ended 31 December 2018, the Group incurred a total comprehensive loss of $3,178,161 and net cash outflow from operations of $3,703,002. The continuing viability of the Group is dependent on the satisfactory completion of the planned equity raisings in the specified time frame. These conditions, along with other matters set forth in Note 2, indicate the existence of a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter. PricewaterhouseCoopers Jon Roberts Partner Melbourne 27 February 2019